EXHIBIT 12.1 RATIO OF EARNINGS TO FIXED CHARGES The following table sets forth our ratio of earnings to fixed charges for our five fiscal years ended June 30, 2005:
	Fiscal year ended June 30,
	2001	2002	2003	2004	2005

Ratio of Earnings to Fixed Charges (1)	(2)	(2)	(2)	(2)	25.5

(1)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of (a) income (loss) from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle and before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) distributed income of equity investees and (c) fixed charges. Fixed charges include (a) interest expensed and capitalized and (b) an estimate of the interest within rental expense.

(2)

The income (loss) from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle and before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees for the years ended June 30, 2001, 2002, 2003 and 2004 are not sufficient to cover fixed charges by a total of approximately $0.7 million in 2001, $15.3 million in 2002, $26.1 million in 2003 and $48.5 million in 2004. As a result, the ratio of earnings to fixed charges has not been computed for any of these periods.